Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

CYMER, INC.

1.	The name of the corporation is Cymer, Inc.

2.	The Registered Agent for Service of Process is Lionel Sawyer & Collins, Ltd., 50 West Liberty Street, Suite 1100, Reno Nevada 89501.

3.	The corporation shall have 1000 shares of Authorized Stock with a par value per share of $.001. The corporation shall have no shares of Authorized Stock without par value.

4.	Names and Addresses of the Board of Directors/Trustees: Robert Roelofs, 50 West Liberty Street, Suite 1100, Reno Nevada 89501.